Siana Lowrey +1 415 693 2150 slowrey@cooley.com	By EDGAR

July 28, 2021

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Katherine Bagley

Lilyanna Peyser

Patrick Kuhn

Lyn Shenk

Re:	Sweetgreen, Inc.

Draft Registration Statement on Form S-1

Submitted June 17, 2021

CIK No. 0001477815

Ladies and Gentlemen:

On behalf of Sweetgreen, Inc. (“Sweetgreen” or the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 14, 2021 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on June 17, 2021 (the “DRS”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 1.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 1.

Draft Registration Statement on Form S-1 submitted June 17, 2021

Glossary

Key Terms of our Business, page iii

1.	Please consider expanding the definition of Total Digital Channels to disclose that it includes all revenues except in-store sales via cash or credit card.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page iii of DRS Amendment No. 1.

2.

Please amend your disclosure to briefly describe how you define “material, temporary closure,” for purpose of determining comparable restaurant base. Please also amend your disclosure here to state, as you do on page 77, that “as a result of material, temporary closures due to the COVID-19 pandemic, 19 restaurants were excluded from our Comparable Restaurant Base.”

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July 28, 2021

Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosure on page iii of DRS Amendment No. 1.

Same-store Sales Growth, page iv

3.

Please revise to disclose here, as you do on page 77, that “[i]n fiscal year 2020, as a result of temporary restaurant closures of 56 restaurants due to political and civil disturbances during the second quarter of 2020, one week was excluded from the Same-Store Sales Growth for such restaurants in 2020, as well as the corresponding week in the prior fiscal year.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page iv of DRS Amendment No. 1.

Prospectus Summary, page 1

4.	Please amend the following disclosures about recent studies and commissioned surveys, as requested below:

•

“Our plant-forward menu means that we are already 30% less carbon intensive than the average U.S. diet, according to Watershed, our third-party strategic climate technology partner” (see page 2). Please file the expert consent of Watershed as an exhibit to your registration statement. See Rule 436 and Section 7 of the Securities Act.

•

“A recent study found that consumers are four to six times more likely to purchase from purpose-driven companies” (see page 7). Please amend your disclosure to identify the study, and define “purpose-driven companies.” If you commissioned the study, please identify the entity from which you commissioned the study, and file the entity’s consent with your registration statement. See Rule 436 and Section 7 of the Securities Act.

•

“Our aided brand awareness has grown significantly, and as of November 2019 our average aided brand awareness across existing markets in the United States was 41%, according to a study we commissioned” (see page 8). Please identify the entity from which you commissioned the study, define the parameters of the study, and provide disclosure describing the study results that support your statements about the study data. For example, please disclose how you define “aided brand awareness,” and how you determined that the same was 41% as of November 2019. Please also file the consent of the entity from which you commissioned the study. See Rule 436 and Section 7 of the Securities Act.

•

“Per a customer survey commissioned in October 2020, over 30% of our customers were at least 35 years of age, and almost half of those customers were at least 45 years of age.” Please identify the entity from which you commissioned the study, define the parameters of the study, and provide disclosure describing the study results that support your statements about the study data. File the consent of the entity from which you commissioned the study. See Rule 436 and Section 7 of the Securities Act.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 8, 106, 107 and 113 of DRS Amendment No. 1.

The Company respectfully submits that the none of the entities from which the Company commissioned or obtained, as applicable, the referenced studies or reports (the “Third Parties”), is an “expert” under Rule 436 of the Securities Act of 1933, as amended (the “Securities Act”) and, accordingly, no consent is required to be filed as an exhibit to the Registration Statement.

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July 28, 2021

Page Three

Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that the Third Parties are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such provider as an expert or the statements are purported to be made on the authority of such provider as an “expert.” Accordingly, the Company believes that none of the Third Parties should be considered an “expert” within the meaning of Rule 436 and the federal securities laws.

In addition, the Company notes that the consent requirements of Section 7 and Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from these studies and reports included in DRS Amendment No. 1 was not prepared for purposes of DRS Amendment No. 1, but was rather prepared for business and marketing purposes. As a result of the foregoing, the Company respectfully submits that the Third Parties are not experts of the kind whose consent is required to be filed pursuant to Rule 436.

Who We Are, page 1

5.

You disclose that you are “one of the fastest-growing restaurant companies in the United States.” Please amend your disclosure to clarify the measure by which you are one of the fastest-growing restaurant companies. For example, disclose whether this statement about your growth is based on sales, market share, physical locations, etc.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 78, and 100 of DRS Amendment No. 1.

6.

We also note your disclosure that “[i]n aggregate, our Total Digital Channels represented 75% of our revenue for fiscal year 2020.” In an appropriate place in your filing, please provide the percentage of revenue attributable to each of your other sales channels.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 100 of DRS Amendment No. 1.

How Our Food Platform Sets Us Apart

Transparent and Scalable Supply Chain, page 2

7.	Please amend your disclosure to briefly define “food partners,” and describe how you measure their engagement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 101, and 111 of DRS Amendment No. 1.

Healthy and Habitual Menu, page 3

8.	Please briefly describe the significance to your business of your ability to “take advantage of multiple day-parts.”

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Page Four

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 102 of DRS Amendment No. 1.

9.

Please amend your disclosure to define “customer frequency,” including how you measure the same. If you measure frequency by unique customers, please disclose how you identify a unique customer. As a related matter, please define and describe how you measure “customer habituation.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 9, 102, 107 and 108 of DRS Amendment No. 1, including describing how the company identifies unique customers in the footnotes to the charts on pages 9 and 108.

Impact of the COVID-19 Pandemic, page 6

10.	Please amend your disclosure to clearly define “system-wide” AUV.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 25, 80 and 105 of DRS Amendment No. 1 to remove the references to “system-wide.”

Our Industry Has Not Evolved Sufficiently to Reflect Changing Consumer Tastes, page 7

11.

Please amend your disclosure in this section to provide sources for your statements about the current strategies, models, and technologies of the restaurant industry, or characterize the same as management’s opinions or beliefs.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 105 of DRS Amendment No. 1.

Rapid Adoption of Digital and Delivery, page 7

12.	Here and as appropriate throughout your filing, revise your disclosure to state whether you expect upward trends in digital orders due to COVID-19 to continue in future periods.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 106 of DRS Amendment No. 1.

Our Growth Strategies

Grow Our Restaurant Footprint, page 8

13.	Please revise your disclosure to define “trade-zones.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 64, 106 and 116 of DRS Amendment No. 1.

Grow Our Digital Users, page 9

14.	Please amend your disclosure to briefly describe how you calculate “average order value.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 107 and 117 of DRS Amendment No. 1.

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Page Five

2019 Order Frequency: Comparing Non-Digital Customers to Customers Who Order On Our Digital

Channels, page 9

15.

Please label the y axis of your graphic on page 9 to clearly define what the bars in the graphic are intended to show. In this regard, while the first bar on the left side of the graph states “2.4 orders/quarter 49% of customers,” it is unclear which of these two metrics the bars are intended to represent. Further, 49% of customers is greater than the 29% and 22% of customers shown in the following two bars, but the bars appear to be increasing in size, and therefore, the presentation in the graphic is unclear. Make conforming changes to page 108 of your filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 108 of DRS Amendment No. 1.

The Offering

Voting Rights, page 14

16.

Please amend your cover page to disclose, as you do in this section, that “[t]he holders of our outstanding Class B common stock will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of DRS Amendment No. 1.

Risk Factors, page 20

17. Please amend your filing to include a risk factor describing the risks, if any, related to your Marketplace Delivery partners also being your competitors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 119 of DRS Amendment No. 1.

Risks Related to Our Business, Our Brand and Our Industry

“Food safety and foodborne illness concerns . . .”, page 26

18.

We note your disclosure that you “have spent significant management time and resources transitioning to alternative bowls that do not contain PFAS.” Please quantify the significant resources, if estimable and material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 36 of DRS Amendment No. 1 and supplementally advises the Staff that the resources spent were not material.

“Changes in food and supply costs . . .”, page 30

19.

You disclose that “we typically have shorter-term contracts ranging from one to three years for the purchase or distribution of most of our food products and supplies.” In an appropriate place in your filing, please briefly describe the material terms of these short- term contracts.

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Page Six

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30 of DRS Amendment No. 1.

“Changes in food and supply costs or failure to receive frequent deliveries . . .”, page 30

20.

You disclose that “our farmers may not maintain food safety certifications, which may increase our risk in the event of a food safety incident.” Please disclose whether a material number of your suppliers do not maintain food safety certifications, if known, and describe any steps you take or controls you have in place to ensure that you work with suppliers who maintain food safety certifications.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30 of DRS Amendment No. 1.

“A significant portion of our restaurants are located in large urban areas . . .”, page 37

21.

We note your disclosure that “during the 2020 presidential election and 2021 inauguration, we had prolonged store closures in the Washington, D.C./Virginia/Maryland metropolitan areas, which had an adverse impact on our restaurant revenues and profitability.” Please quantify the adverse impact on your revenues, if estimable and material.

Response: The Company supplementally advises the Staff that the adverse impact on its revenues and profitability was not material.

Risks Related to Legal and Governmental Regulation

“Increases in labor costs, labor shortages, and any difficulties . . .”, page 38

22.

You disclose here and throughout your filing that “while restaurants have traditionally experienced relatively high employee turnover rates, our turnover rates have historically been significantly above industry standard, including with respect to our restaurant operations leadership.” To provide context for investors, please quantify the industry standard turnover rate and your turnover rate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 28 and 39 of DRS Amendment No. 1.

Risks Related to Our Intellectual Property and Information Technology

“We are subject to rapidly changing and increasingly stringent laws . . .”, page 47

23.

We note your disclosure that “[o]ur platform relies on these technologies and could be adversely affected by the CCPA’s restrictions.” Please amend your disclosure to provide additional detail describing why and how you rely on these technologies, and describe the specific, adverse effects of the CCPA’s restrictions on your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 47 of DRS Amendment No. 1.

“We rely heavily on information technology . . .”, page 49

24.	You disclose that “several times in 2020, Uber Eats, our third-party delivery fulfilment partner

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Page Seven

for orders placed through our Native Delivery Channel, experienced outages that required us to temporarily shut down our Native Delivery Channel, and, in 2019, our third-party credit card processing vendor experienced several outages, resulting in several store closures, each of which incidents had an adverse impact on our revenues.” Please quantify the adverse impact on your revenues, if estimable and material. Make conforming changes to your risk factor disclosure on the bottom of page 51.

Response: The Company respectfully submits that due to the varying nature of these outages (some lasting as short as minutes or hours), the adverse impact to its revenues is not reasonably estimable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 73

25.

Please discuss your results here and throughout your submission to the latest period presented in your submission, which is fiscal year ended December 27, 2020. We noted several areas where your discussion is only through fiscal year 2019, for example 4-Wall EBITDA Margin, system-wide AUV, average unit volume, and restaurant count and compound annual growth rate to name a few. In addition, in the narrative discussion on page 99 and the graphs on page 100 please revise to include fiscal year ended December 27, 2020.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6, 78, 79, 103 and 104 of DRS Amendment No. 1. The Company further advises the Staff that it will update its disclosure here and throughout its submission to disclose results for the twenty-six weeks ended June 27, 2021 and June 28, 2020 in a future submission.

26.

Here and throughout your filing, you disclose that “[g]oing forward, we believe we are well-positioned to continue to open new restaurants, which we expect to drive growth in our 4-Wall EBITDA, while also growing our AUVs,” and “we expect our revenue growth rate to outpace the rate of increased general and administrative expenses, resulting in Adjusted EBITDA Margin improvement.” To provide context for investors regarding how the growth in these metrics relates to your overall financial condition, please also disclose here whether you expect new restaurants and restaurant-level efficiencies to increase or decrease your net loss.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 79 and 109 of DRS Amendment No. 1.

Factors Affecting Our Business

Expanding Restaurant Footprint, page 74

27.

To provide investors with additional context about your restaurant footprint, please amend the graphic or narrative disclosure in this section to disclose how many locations, if any, you closed in the periods presented. In this regard, you provide data for “net” openings, but we were unable to find any disclosure related to store closings.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 79 and 106 of DRS Amendment No. 1.

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Page Eight

Sales Channel Mix, page 75

28.

We note your disclosure that because delivered sales require the payment of third-party fees in order to fulfill deliveries, sales through these channels have historically negatively impacted your margins. Please confirm, if true, that the lower margins are solely due to additional expenses and not because sales through these channels impact the amount of revenue received and recognized. Additionally, please revise to disclose the extent to which margins differ between delivered and non-delivered sales channels.

Response: The Company confirms for the Staff that the lower margins for its Native Delivery, Outpost and Marketplace Channels are solely due to additional expenses. The Company further advises the Staff that, historically, orders on its Native Delivery, Outpost and Marketplace Channels have resulted in a higher rate of refunds and credits than its In-Store and Pick-Up Channels, which has a negative impact on revenue on these channels. Additionally, the Company has historically prioritized promotions and discounts on its Owned Digital Channels, which also reduces revenue on these channels. Such amounts do not affect the Company’s margins because they are already reflected in the Company’s revenue, which is presented on a net basis. In response to the Staff’s comment, the Company has revised the disclosure on pages 80, 81 and 84 of DRS Amendment No. 1.

29.	As a related matter, we note the following disclosures about the margin of your sales channels:

•

“[d]ue to the fact that our Native Delivery, Outpost, and Marketplace Delivery Channels require the payment of third-party fees in order to fulfill deliveries, sales through these channels have historically negatively impacted our margins;”

•

“over time, we expect that as we scale our Native Delivery, Outpost, and Marketplace Delivery Channels, we will achieve improved economics through these channels and our relative margins will improve;” and

•

“[a]lthough our margins from sales through our Native Delivery Channel have historically been lower than margins from sales through our Marketplace Delivery Channel, we expect our margins from sales through our Native Delivery Channel to improve and potentially achieve higher margins than sales through our Marketplace Delivery Channel in the future.”

Please amend your disclosure to provide more detail supporting your statements about future trends in the margins of your offerings. Specifically, please explain how scaling your Native Delivery, Outpost, and Marketplace Delivery Channels will achieve improved economies, given that you pay third-party fees for these services. In describing how economies of scale could improve margins, clarify whether these third-party fees are per order, a portion of the dollar value of each order, or a flat fee for a fixed cadence, and quantify your third-party delivery fees for the periods presented.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and 81 of DRS Amendment No. 1.

Key Performance Metrics, page 76

30.

We note your references to “average order value” on pages 9, 103, and 112. Please indicate whether average order value is a key business metric that you use to help evaluate your business, identify trends, formulate business plans, and make strategic decisions. If so, please discuss it here. If not, please explain why you do not use this metric in evaluating your business.

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Page Nine

Response: The Company respectfully submits that it considers average order value as a component of certain of its key performance indicators, including AUV and Same-Store Sales Change, as well as revenue, but that average order volume is not individually a metric that the Company uses to evaluate its business.

31.

Although defined, please retitle AUV and Same Store Sales Growth to make clear in the title that these metrics have been adjusted to exclude certain temporarily-closed stores. Please also consider removing the word “Growth” from Same Store Sales, given the decrease in 2020. Please disclose whether the 19 stores excluded from the comparable restaurant base for purposes of calculating AUV in 2020 were also excluded from AUV in 2019. We note from page 77 that 56 restaurants were excluded from Same Store Sales while 19 were excluded from the Comparable Restaurant Base and, therefore, AUV. Please tell us why the number of stores differed for each measure and how you determined which stores to exclude. Finally, please tell us what consideration you gave to quantifying AUV and Same Store Sales without adjustment for temporary store closures and then explaining the impact of such closures on these metrics in an accompanying narrative.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages iii, iv, 18 and 83 of DRS Amendment No. 1, including the definition of AUV, to disclose that 19 restaurants were excluded from the Comparable Restaurant Base in fiscal year 2020 and that no restaurants were excluded from the Comparable Restaurant Base or from the calculation of Same-Store Sales Change prior to fiscal year 2020. The Company has also re-titled “Same-Store Sales Growth” to “Same-Store Sales Change” in response to the Staff’s comment.

The Company respectfully submits that because these adjustments were made in response to unique circumstances experienced during fiscal year 2020, the Company believes it would be potentially confusing to retitle the metrics for all periods presented (including periods to be disclosed in the future) to indicate that they have been adjusted. No restaurants were excluded from the Comparable Restaurant Base in fiscal year 2019 and the Company does not expect to make these types of adjustments going forward.

Regarding the Staff’s comment concerning the difference in the exclusions from Same-Store Sales Change and the Comparable Restaurant Base, the Company respectfully submits that due to protest activity and civil unrest in many of the Company’s markets during the second quarter of fiscal year 2020, the Company closed 56 of its restaurant locations for approximately one week. This length of closure did not qualify these restaurants for exclusion from the Comparable Restaurant Base for purposes of AUV, which is intended to represent the average revenue of a sweetgreen restaurant over the prior four fiscal quarters. By contrast, the Same-Store Sales Change metric is intended to represent the growth or decline of revenue based on the Company’s operations in comparison to the same fiscal period from the prior fiscal year. Due to certain temporary and unexpected closures in the second quarter of fiscal year 2020, the Company believes it is appropriate to exclude the relevant week in both fiscal years 2019 and 2020 for purposes of calculating Same-Store Sales Change for fiscal year 2020, in order to provide investors with a more accurate picture of the Company’s operating growth or decline. Similarly, when calculating Same-Stores Sales Change for fiscal year 2021, the Company will exclude the relevant week in both fiscal years 2021 and 2020 in order to provide a more accurate picture of the Company’s operating growth or decline. The 19 restaurants excluded from the Comparable Restaurant Base, on the other hand, were excluded because they had a material, temporary closure during the measurement period, consistent with the Company’s definition of Comparable Restaurant base as disclosed in DRS Amendment No. 1.

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Page Ten

In response to the Staff’s comment concerning whether the Company considered quantifying AUV and Same-Store Sales Change without adjustment for temporary store closures and then explaining the impact of such closures on these metrics in an accompanying narrative, the Company respectfully advises the Staff that it does not believe that such a discussion would provide the most informative metrics for investors, nor would it be the most accurate representation of the Company’s business.

Components of Results of Operations

Revenue

Delivery, page 78

32.	Please disclose the reason margins from sales through your Native Delivery Channel have historically been lower than margins from sales through your Marketplace Delivery Channel.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 80, 81 and 84 of DRS Amendment No. 1.

Results of Operations

Comparison of Fiscal Year 2020 and Fiscal Year 2019

Revenue, page 81

33.

You disclose that revenue from your Owned Digital Channels and Marketplace Delivery Channel increased by $27.8 million, which partially offset the decline in AUV. Please tell us whether ODC and MDC revenues are included in AUV and, if so, how such sales would offset (rather than be an offsetting component of) the decline in AUV.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 87 and 88 of DRS Amendment No. 1.

Non-GAAP Financial Measures, page 85

34.	Given your business strategy of continuing to open additional stores in the future, please revise to discontinue elimination of pre-opening costs from Adjusted EBITDA. Refer to Non-GAAP C&DI 100.01.

Response: In response to the Staff’s comment, the Company has revised the calculation of Adjusted EBITDA to remove elimination of pre-opening costs from the adjustments to this metric.

35.

We note your disclosure of 4-Wall EBITDA and its margin. Given the large degree of support activity for your stores at the corporate level and that profits at the restaurant level would not exist without the corporate costs, please revise to disclose that the measure is not indicative of overall results for the company and that restaurant-level profit does not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measure.

In order to avoid the impression that this is a company-wide measure of profit, reconcile this non-GAAP measure from operating income as the most comparable GAAP measure and retitle it to indicate that it is a store- or restaurant-level measure and to exclude use of the term EBITDA (as it also excludes other operating expenses).

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Page Eleven

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages iv, 76 and 83 of DRS Amendment No. 1. The Company has also re-titled this measure “Restaurant-Level Profit” and has reconciled it to operating loss.

Liquidity and Capital Resources

Credit Facility, page 89

36.

You disclose that the interest rate for your credit facility is tied to LIBOR. Please amend your filing to disclose the risks, if any, related to the impact of the discontinuation of LIBOR on your credit facility.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 38 and 39 of DRS Amendment No. 1.

Business

Our Marketing Strategy

Performance Marketing, page 109

37.

You disclose that “[o]ur investment in a sophisticated marketing technology stack enables us to better understand our customers . . . [and] leads to improved retention and more efficient customer acquisition.” Please amend your disclosure to clarify how you measure customer retention, and how you determine the efficiency of your customer acquisition. As a related matter, in an appropriate place in your filing, please disclose the amount of revenue you attribute to new versus existing customers for the periods presented. In this regard, we note your disclosure throughout the filing that your success depends on “habitual” and “frequent” customers, and your growth strategies include attracting new customers.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 114 of DRS Amendment No. 1 to clarify how the Company measures customer retention and determines the efficiency of its customer acquisition.

The Company further advises the Staff that both the retention of existing customers and the acquisition of new customers are important to the success of its business. As a result, the Company’s growth strategies are generally applicable to both retention and acquisition. In particular, the Staff’s reference to the Company’s growth strategy to grow its digital users on its Owned Digital Channels applies both to new customers as well as to existing customers that have historically ordered through Non-Digital transactions or its Marketplace Channel. Management is continually looking for ways to engage its existing customers and attract new customers, and does not manage the business based on the revenue generated from one group or the other. For example, the Company’s marketing strategies focus on a combination of retention of existing customers and acquisition of new customers, and its growth strategies such as growing the Company’s restaurant footprint and growing menu offerings are focused on both existing and potential new customers. Management invests in each of these groups because it believes both are necessary in order for the business to succeed and grow, and does not manage the business to prioritize growth based on revenues specifically generated from existing customers versus new customers. Accordingly, the Company does not believe that disclosing the amount of revenue attributed to new versus existing customers for the periods presented will provide meaningful information to investors, and that such information could be misleading if investors believe that changes in the mix of revenue from new and existing customers would influence the Company’s strategic or business decisions. However, in response to the Staff’s comment, the Company has disclosed on page 114 of DRS Amendment No. 1 that historically, in each fiscal quarter, a majority of its active customers have been existing customers prior to the start of such fiscal quarter.

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Page Twelve

Our Technology

Overview of Our Five Customer Channels, page 112

38.

You disclose that “our Outpost customers are our most habitual users, with the average Outpost customer ordering almost six times per quarter on average in 2019.” To provide context for this disclosure, please disclose whether you continued to see this trend in Outpost orders in 2020.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 117 of DRS Amendment No. 1.

39.

You disclose that “[d]uring our fiscal year 2019 and prior to the introduction of our Native Delivery Channel, customers that transacted through one of our Owned Digital Channels ordered more than 1.5 times more often than customers that only placed Non-Digital orders through our In-Store Channel and this frequency increased to more than 2.5 times more often for customers that ordered through more than one of our Owned Digital Channels.” To provide investors with the most recent data about your operations and financial condition, provide similar disclosure for fiscal year 2020, or tell us why you are unable to do so.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 107, 108 and 117 of DRS Amendment No. 1.

Indemnification Matters, page 138

40.

You disclose that “[u]pon the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law.” Please amend your filing to include risk factor disclosure related to these limitations on the liability of your current and former directors, including your indemnity obligations under your amended and restated certificate of incorporation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 62 of DRS Amendment No. 1.

Certain Relationships and Related Party Transactions

Loans to Directors and Executive Officers, page 143

41.

We note your disclosure that your loans to your directors and executive officers will be terminated prior to the initial public filing of your registration statement. Please tell us of your planned accounting for the loan terminations.

Response: The Company respectfully advises the Staff that the loans will be repaid prior to the initial public filing of its registration statement. Regarding the Prior Founder Loans, the Company will be receiving cash to relieve the receivable, which is currently a reduction of stockholders’ equity. For all other loans, which were made in connection with the exercise of stock options, the promissory notes were a combination of recourse and nonrecourse loans; however, as they are not aligned with a corresponding percentage of underlying shares, both notes were accounted for together as nonrecourse. In accordance with ASC 718-10-25-3, when the consideration received from the employee consists of a nonrecourse note, the award continues to be accounted for as an option until the note is repaid. When the note is repaid, the Company will account for the repayment as an exercise of the stock option and the Company will be recording a credit to additional paid in capital.

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com

July 28, 2021

Page Thirteen

Description of Capital Stock

Class A Common Stock and Class B Common Stock, page 151

42.

You disclose that “[t]he holders of our Class A common stock and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders (including the election of directors), unless otherwise required by Delaware law or our amended and restated certificate of incorporation.” Please briefly describe the circumstances under which Delaware law and/or your amended and restated certificate of incorporation would require a separate vote by each of your Class A and Class B common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 156 and 157 of DRS Amendment No. 1.

Warrants, page 154

43.	Please amend your disclosure to briefly describe the formula that will be used to calculate the number of shares issuable upon the automatic net exercise of the Series J Preferred Stock Warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 159 of DRS Amendment No. 1.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Gift Cards, page F-11

44.

Please disclose how you determine that the redemption of a gift card is remote and there is not a legal obligation to remit the unredeemed gift card balance to the relevant jurisdiction, and therefore, recognize the gift card as revenue.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 84 and F-11 of DRS Amendment No. 1 and advises the Staff that, to date, it has only recognized revenue when a gift card has been redeemed. Because the Company does not track addresses of gift card purchasers, the relevant jurisdiction related to the remittance of unredeemed gift card balance is Company’s state of incorporation, which is Delaware. Because the state of Delaware requires escheatment, there is always a legal obligation for the Company to remit unredeemed gift card balances to Delaware.

*    *     *

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com

July 28, 2021

Page Fourteen

Please contact me at (415) 693-2150, David Peinsipp at (415) 693-2177 or Charlie Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Siana Lowrey

cc:	Jonathan Neman, Chief Executive Officer, Sweetgreen, Inc.

Mitch Reback, Chief Financial Officer, Sweetgreen, Inc.

Andrew Glickman, VP, Legal & Business Development, Sweetgreen, Inc.

Nick Hobson, Cooley LLP

David Peinsipp, Cooley LLP

Charlie Kim, Cooley LLP

Michael Benjamin, Latham & Watkins LLP

Richard A. Kline, Latham & Watkins LLP

Cooley LLP 3 Embarcadero Center 20th Floor San Francisco, CA 94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com